[redacted]

09057663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AP 3/4

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 East Atlantic Boulevard, Suite 201
(No. and Street)

Pompano Beach (City) | Florida (State) | 33062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Scillia, Director | (954) 254-0044 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, (Address) | Miami (City) | Florida (State) | 33144 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Scillia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASG Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

STATE OF FLORIDA
COUNTY OF BROWARD

Signature

Chairman
Title

Notary Public 2/26/2009

MIGUEL SAN MIGUEL
Notary Public - State of Florida
My Commission Expires Jul 9, 2011
Commission # DD 691715
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT "A"

ASG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 512	
Deposit Held by Clearing Broker	10,478	
Total Current Assets		$ 10,990
TOTAL ASSETS		$ 10,990

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 500	
Total Current Liabilities		$ 500
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred Stock - No Par Value; Stated Value $10.00 Per Share 10,000 Shares Authorized, 1,200 Shares Issued and Outstanding	$ 12,000	
Common Stock - $.001 Par Value; Authorized - 100,000 Shares; Outstanding- 100,000 Shares	100	
Additional Paid-In Capital	2,479,889	
Retained Earnings (Deficit)	(2,481,499)	
Total Stockholders' Equity		10,490
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 10,990

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

ASG SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Fees		$ 19,400
OPERATING EXPENSES		
Clearing and Other Related Costs	$ 14,502	
Other Administrative Expenses	41,836	
Total Operating Expenses		56,338
(LOSS) BEFORE INCOME TAXES		$ (36,938)
CORPORATE INCOME TAX PROVISION		-
NET (LOSS)		$ (36,938)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance - January 1, 2008	-	$ -	100,000	$ 100	$ 2,476,851	$ (2,443,763)	$ 33,188
Issuance of Preferred Stock	1,200	12,000	-	-	-	-	12,000
Capital Contribution From Stockholders	-	-	-	-	2,240	-	2,240
Reclass of Capital Accounts	-	-	-	-	798	(798)	-
Net Profit for the Period	-	-	-	-	-	(36,938)	(36,938)
Balance - December 31, 2008	1,200	$ 12,000	100,000	$ 100	$2,479,889	$ (2,481,499)	$ 10,490

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

ASG SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES		
Net (Loss)	$ (36,938)	
Adjustments to Reconcile Net Income to Net		
Cash Used in Operating Activities:		
Changes in Operating Assets and Liabilities:		
Decrease in Deposit With Clearing Broker	14,522	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (22,416)
FINANCING ACTIVITIES		
Issuance of Preferred Stock	$ 12,000	
Capital Contribution from Stockholders	2,240	
NET CASH PROVIDED BY FINANCING ACTIVITIES		$ 14,240
(DECREASE) IN CASH		$ (8,176)
CASH AT BEGINNING OF YEAR		8,688
CASH AT END OF YEAR		$ 512
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

ASG SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Delaware on December 17, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On February 13, 2004, the Company reincorporated in the State of Florida. Essentially all of the operations of the Company ceased in July, 2003, but the Company is actively conducting its investment banking business and maintaining its license on an active basis.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities. There were no brokerage transactions during the year ended December 31, 2008.

Income Taxes - For income tax purposes, the Company will account for all trading securities owned on a market value basis. The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Deferred Tax Assets - For financial reporting purposes, deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

The Company is presently using office space under an office sharing arrangement at no charge to the Company.

As of December 31, 2008, the Company has three employment agreements in place. Two (2) of these agreements are with key personnel to provide executive and director leadership and the remuneration is based on amounts which varies based on levels of service provided. The agreements also provide remuneration in the form of specified commissions which will vary depending on the type of introduced transactions. The other agreement is with an outside person to provide accounting services for the Company and prepare reporting forms to regulatory agencies. This agreement calls for remuneration based on an hourly rate. All of these agreements are of a fixed term with renewal options available.

NOTE 3 - INCOME TAXES

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

At December 31, 2008, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2008. The Company has available at December 31, 2008, approximately $ 2,467,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2027. This loss carryforward includes the operations of the Company prior to reincorporating in the State of Florida.

NOTE 4 - AGREEMENT WITH CLEARING ORGANIZATION

In September 2007, the Company entered into a fully disclosed clearing agreement with First Southwest Company. This agreement is for three years, but can be terminated after the three year period with forty five days written notice by either the Company or the clearing agent. The agreement will automatically renew annually after the original three year period is over. The clearing company can terminate the agreement upon twenty four hours notice for failure of the Company to adhere to certain of the agreement's guidelines.

NOTE 5 - OTHER MATTERS

The Company is actively pursuing investment banking opportunities and has signed investment banking contracts, which the Company expects to generate revenues from in the year 2009. In January, 2009, the Company received a fee in the amount of $20,000 under one of these contracts.

NOTE 6 - PREFERRED STOCK

During the year ended December 31, 2008, the Company issued 1,200 shares of preferred stock for a total consideration of $12,000. These shares are non-interest and dividend bearing, but they have a liquidation preference and may be redeemed by the Company or converted into common stock based upon certain conditions.

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

NET CAPITAL	
Total Stockholders' Equity Reported By Company	$ 10,490
Less: Non-Allowable Assets and Other Deductions:	-
Net Capital Before Haircuts on Security Positions	$ 10,490
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f)	-
Net Capital	$ 10,490

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$ 500	
Total Aggregate Indebtedness		$ 500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 33
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 5,490
Excess Net Capital at 1,000 Percent (Net Capital less 10% of Aggregate Indebtedness)		$ 10,440
Percentage of Aggregate Indebtedness to Net Capital		5%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

ASG SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. In September 2007, the Company entered into a correspondent agreement with First Southwest Company.

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
ASG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ASG Securities, Inc., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 23, 2009

ASG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 23, 2009

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
ASG Securities, Inc.

We have audited the accompanying statement of financial condition of ASG Securities, Inc., as of December 31, 2008, and the related statement of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASG Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax